SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Shell plc: Court Sanctions Scheme of Arrangement

THE HAGUE, the Netherlands, February 11, 2016/PRNewswire-FirstCall/ —

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Royal Dutch Shell plc (“Shell”) (NYSE:RDS.A)(NYSE:RDS.B) notes today’s announcement by BG Group plc (“BG”) confirming that the High Court of Justice of England and Wales has today sanctioned the scheme of arrangement (the “Scheme”) to effect the Combination between Shell and BG.

The Scheme remains subject to the delivery of the Court order to the Registrar of Companies and is expected to become effective on February 15, 2016.

It is expected that dealings in BG Shares will be suspended with effect from 6.00 p.m. on February 12, 2016 and that the admission of BG Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange will be cancelled with effect from 8.00 a.m. (London time) on February 15, 2016.

It is expected that admission of the New Shell Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange will occur with effect from 8.00 a.m. (London time) on February 15, 2016.

The dates stated above are indicative only and depend, among other things, on the date on which the Court order is delivered to the Registrar of Companies. A further announcement will be made when the Scheme becomes effective.

Capitalised terms used in this announcement, unless defined herein, have the same meanings as set out in the prospectus published by Shell on December 22, 2015.

Note

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Shell and of the Shell Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”,

“probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2014 (available at http://www.shell.com/investor and http://www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 11, 2016. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. There can be no assurance that dividend payments will match or exceed those set out in this announcement in the future, or that they will be made at all.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: http://www.shell.com. For the avoidance of doubt, the contents of the website referred to in this announcement are not incorporated into and do not form part of this announcement.

Shell Shareholders may request a hard copy of this announcement by contacting Equiniti during business hours on +44 (0)121 415 7073 or submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Enquiries

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Shell Media Relations

International: +44-207-934-5550

Americas: +1-713-241-4544

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Shell Investor Relations

Europe: +31-70-377-4540

North America: +1-832-337-2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: February 11, 2016